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                             August 29, 2022

       Xiangying Meng
       President and CEO
       Clancy Corp
       2nd Floor, BYD, No. 56, Dongsihuan South Road
       Chaoyang District, Beijing, China 100023

                                                        Re: Clancy Corp
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2021
                                                            Response Dated
August 15, 2022
                                                            File No. 333-213698

       Dear Mr. Meng:

              We have reviewed your August 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2022 letter.

       Form 10-K for the Fiscal Year Ended July 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We have reviewed the draft revised audit report provided in response to prior comment
                                                        12. As previously
requested, your auditor must:

                                                              Refer to related
notes and related schedules in the identification of the financial statements in their
opinion paragraph;
                                                              Provide the
required explanatory language set forth in AS 3101.18.g related to internal controls
over financial reporting in their basis for opinion paragraphs. See AS
                                                            3105.59; and
                                                              Provide critical
audit matters information as required by paragraphs AS 3101.15 or
                                                            .16.
 Xiangying Meng
Clancy Corp
August 29, 2022
Page 2

      In addition, the opinion paragraph should refer to accounting principles generally accepted in the United States of America.
2. We note in response to prior comment 13, the draft revised audit report includes a going concern paragraph. Please note that this paragraph must be preceded by an appropriately labeled heading such as "Going Concern" and must be presented directly after the Opinion on the financial statements paragraph. Refer to AU Section 341.03(c) and AS 2415.03(c).
General

3. Please amend your Form 10-K for the Fiscal Year Ended July 31, 2021 to include the disclosure requested from prior comments one to ten.
        You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at
(202) 551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7967 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameXiangying Meng
                                                           Division of
Corporation Finance
Comapany NameClancy Corp
                                                           Office of Life
Sciences
August 29, 2022 Page 2
cc:       Daniel Luciano
FirstName LastName